Filed by Supernova Partners Acquisition Company II, Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Supernova Partners Acquisition Company II, Ltd.

Commission File No. 001-40140

Date: November 30, 2021

Know Who Drives Return (Boardroom Alpha)

David Drapkin (Boardroom Alpha) 00:00

Hey everyone, thanks for listening to Know Who Drives Return. To listen to all of our podcasts, be sure to visit podcast.boardroomalpha.com. And make sure to subscribe so you don’t miss any for ongoing daily analysis check out our channel at thestreet.com/boardroomalpha and don’t forget to sign up for our newsletter. And now back to the episode. Hey everyone, I’m David Drapkin and welcome back to another episode of Know Who Drives Return the podcast brought to you by Boardroom Alpha. Today we’ll be discussing exciting new frontier of quantum computing with Rigetti computing founder and CEO Chad Rigetti. Chad is a quantum computing physicist and, in October, Rigetti Computing, a full stack quantum computing leader, agreed to a SPAC merger with Supernova Partners II the ticker is SNII in a deal valuing the company at over a billion dollars. Chad, you know, welcome on. Thanks so much for taking the time today and excited to talk to you.

Chad Rigetti (CEO, Rigetti Computing) 01:07

You bet. Great to be here.

David Drapkin (Boardroom Alpha) 01:09

Alright, so first off, why don’t we Why don’t you give a little bit of introduction to yourself, I understand you had a history of at IBM and Yale, how about a little bit about your career background. You know, what led you into the quantum world, then ultimately, you know, the founding of your company.

Chad Rigetti (CEO, Rigetti Computing) 01:26

Yeah, I’ve been working on quantum computing for about 20 years. I got really excited about quantum computing when I was in college, actually, and I heard about the recent developments. This was in the late 1990s, including things like Shor’s algorithm, and early breakthroughs and developing very small scale prototype quantum computers. And it seemed like such a fascinating new paradigm of science and technology. It turned out that at that point, the technology really wasn’t ready for broad commercialization. And in fact, it was truly kind of in its scientific early stages. I decided to do a PhD in quantum computing and to pursue this as a career path. And at that time, I really wanted to focus on a technology that I thought would have long term ingredients of, you know, scalability and the ability to deliver truly practical systems, versus just the kind of deeper physics understanding of how quantum computers could potentially work one day. And that ultimately led me to, you know, superconducting qubits in a group at Yale, led by Professor Michel Devoret, who’s really one of the pioneers from the scientific perspective in quantum computing. And I spent, you know, I spent, I did my PhD at Yale instagraphing qubits, I focused on developing microwave control schemes for doing two qubit gates in superconducting qubits. This is in quantum computing, building, the quantum computer itself is obviously the hard thing about the hard thing. And but within that, it’s really doing multi qubit logic gates are doing two qubit gates, and my early research was focused on figuring out how to do high fidelity, high quality two qubit gates in superconducting qubits systems. After my PhD, and then also a postdoc at Yale, I joined IBM Research in the early stages of kind of IBM getting going in quantum computing. I spent about three years there. And I remember one of the one of the really fun things, I get to do a lot of fun things at IBM, one of the really fun things I did was put together the original proposal to build a quantum computer and give it away for free over the cloud for the first time. And ultimately, I saw an opportunity this was probably around 2011, 2012, I saw an opportunity in the space where there’s just so many different vectors of progress being made in quantum computing science and engineering, whether it was improving the coherence times of individual qubits or improving the overhead of error correcting codes, or improving the algorithms that would run on a large scale computers one day. There was a convergence of all these different trends and themes within the kind of deep science of quantum computing. And I, you know, and I started Rigetti, basically, at that moment where all these things were starting to get on factory to converge. And the goal of Rigetti since 2013, has really been to solve those engineering challenges that are needed to bring quantum computing to that broad commercial market to truly unlock the potential of this technology. And to start tapping into that $100 billion dollar year plus or close to potentially trillion dollar market opportunity that Quantum computing ultimately represents.

David Drapkin (Boardroom Alpha) 04:45

Right, right. Thanks for that and then so on that, you know, while we take a step back, and so you know, you mentioned that you say the next decade, one quantum computer could be more powerful than today’s entire global cloud. For us newbies out there, in simple terms, what exactly is quantum computing, and why should I care about it?

Chad Rigetti (CEO, Rigetti Computing) 05:06

So ultimately, if you go back to the early days of the, you know, the semiconductor revolution, that kind of founding of Silicon Valley in the 50s, and 60s in the US, this was all unlocked by the development of the transistor, and then the integrated circuit. And the computing technologies that they enable. Quantum computing is that all over again, at an even bigger scale, and even more important. So quantum computing leverages a deeper understanding of nature than traditional computing, to encode and represent information using quantum mechanics in things called qubits, and because qubits can simultaneously represent both zero and one, at the same time, quantum computers that are based on these qubits have the ability to solve problems that are just classic, what is called classically intractable that are out of the reach of any, any current or possible traditional computing technology. And so what quantum computing is going to do is ultimately be able to solve problems that today are just fundamentally impossible to solve. And by so doing kind of catalyzed this entire new computing revolution, that’s going to lead to ability to just completely beyond human conception today.

David Drapkin (Boardroom Alpha) 06:25

And any examples of potential, I know there, you say, inconceivable for, for problems today. But any examples of problems that we’re hoping to solve or industries, potentially that that we think that this technology can be the most impactful in?

Chad Rigetti (CEO, Rigetti Computing) 06:46

Yeah, one of the things that we are most excited about is the enabling the simulation driven design of new molecules, new medicines, new materials. So for applications and drug development, in material science, in fundamental, you know, physics and research and development. Another area where I think there’s going to be really exciting near term applications of quantum computing is simply an increase in computational finance. So, there’s so much data, there’s reams and reams of data out there, there’s, there’s a limit to what you can do for it with current computing. And there’s, you know, there’s all sorts of advanced AI machine learning techniques being applied in the financial markets, ultimately, quantum computing, there’s a lot of quantum mechanical problems in that space, and quantum computing is gonna have a really substantial impact in that arena of the next decade.

David Drapkin (Boardroom Alpha) 07:39

Right, right. And in terms of the actual business so you’re developing physical computers that you know, customers access via the cloud is that correct?

Chad Rigetti (CEO, Rigetti Computing) 07:53

We are a vertically integrated business, we start by designing and manufacturing our own quantum computer chips, we integrate those quantum chips into quantum processor units. We and then we build the kind of core software and infrastructure to integrate those quantum processor units everywhere advanced computing is happening today. So over the public cloud over the you know, the big public clouds into high performance computing systems as well as into you know, with traditional kind of chips that are out there from major semi companies.

David Drapkin (Boardroom Alpha) 08:29

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Chad Rigetti (CEO, Rigetti Computing) 09:55

First of all, the market opportunity in quantum computing is truly enormous. And I say that from a few perspectives. The first is just the addressable market, you’re talking about kind of a multiple of the current cloud hardware, plus High Performance Computing markets put together a long term, ultimately, what’s going to be unlocked here. And second of all, from the perspective of just the importance of the technology, and it because computing technology is a fundamental driver of economic development and innovation, it’s just incredibly important to organizations, to companies, to countries, in their competitive dynamics with whoever their rivals may be. And as a result of all that, there’s been a, you know, a wide set of physical systems that are being pursued to build quantum computers. Now, what Rigetti focuses on are superconducting qubit. Superconducting qubits are based on electrical circuits really similar to what you might see, in a traditional computer. They leveraged traditional semiconductor manufacturing capabilities and techniques. There are other approaches being taken one of those is trapped ions. And in the trapped ion approach, ultimately, you’re using kind of native or natural quantum mechanical systems. And that comes a certain benefits for sure. One of the constraints or challenges there is that those systems because they’re based on natural quantum mechanical systems, like individual ions of properties are really dictated by the periodic table by the laws of physics. Superconducting qubits, actually, a really a much younger technology and the revolving really, really quickly and making incredible progress. Superconducting qubits can be thought of as kind of artificial atoms, where you can engineer the properties of those atoms, to enable the kind of practical engineering tradeoffs that need to be made to deliver. And then, you know, large scale high performance quantum computer in a in a practical sense. And because of that engineer ability, superconducting qubit technology has been evolving at a really, really fast rate over the past decade, and in fact, has been scaling faster than the other modalities that are being pursued. And today, superconducting qubit technology is the furthest along in terms of scale and speed, by far relative to the to the other approaches are out there. Now, because the market is so large, this isn’t at all a winner take all situation where superconducting is going to be the only successful technology. Ultimately, what we believe is going to happen is that market is you know, there’s going to be specific strengths of the different approaches that are being taken that are going to make them better, you know, better suited to a certain niche applications out there. And ultimately, superconducting is really the technology that’s in the, you know, lead today and most likely to kind of be the dominant technology on the market.

David Drapkin (Boardroom Alpha) 12:48

And then in terms of the other players, right, so obviously, there’s you guys are going public, I think IonQ is the only other pure play quantum public company out there, then you have IBM, Google. What’s the thesis for, you know, if I were to make one bet on quantum computing, as a, as a public investor, you know, what’s the thesis, and this whole thing’s about thesis, but you know, what’s the thesis of why I should, you know, go this route versus, you know, some of the others.

Chad Rigetti (CEO, Rigetti Computing) 13:21

First and foremost, the, superconducting has, by far the inside track on being the dominant technology in the space. Rigetti is the only pure play, is going to be, ah, as we as we get through the de-SPAC is going to be the only pure play public company in superconducting technology. Second of all, we are truly a pioneer in this space. And quantum is a marathon, it is not a sprint, we have an enduring eight plus year track record of pioneering critical innovation after critical innovation that has successively unlock this market opportunity. And those results speak for themselves. Ultimately, the most critical of those has been really solving the scalability challenge. So the market opportunity is huge. To unlock that you really need to build quantum computers that are much larger than what’s out there today. So you need systems with at least a few 100, up to a few 1000 physical qubits to and the reason is you need to be able to encode and represent problems that are that are real world problems, not kind of toy instances or have those problems. And to do that, there’s a scalability challenge that needs to be overcome to go from the 10s of qubits that different players have we’ve, you know, or you know, 10 to 100 kind of qubits, to that, you know, 1000 qubit level and beyond. Rigetti has spent the last six years developing a scalable chip solution that solves that problem, and that is a multi-chip processor architecture. It’s a manufacturing innovation that’s truly game, we believe is game changing in the industry and can really accelerate the rate of scalability going forward.

David Drapkin (Boardroom Alpha) 15:00

Thanks for that, and to build off of that a little bit. As you’re saying, you know that it’s not a bear case, but I guess some of the skeptics would say, you know, the technology’s there, obviously, you’re set up. But while the technology is leading, there’s still a lot of uncertainty about, you know, commercial adoption, right? It’s still very early, early days, rather, and the market opportunity is huge. But what would you say to that in terms of, you know, skepticism around ultimately, will this, you know, become widely adopted commercially. And two, what do you see as the timeline for set adoption into more mainstream, wider adoption across industries.

Chad Rigetti (CEO, Rigetti Computing) 15:48

First, we’ve been operating quantum computers over the cloud since 2017. We’re the second company in history to do that. And we have seen over that period of time, really exciting momentum and progress in both the market readiness to adopt and apply quantum computing, as well as in our ability to just successively mature and improve the performance of the product generation after generation. That’s the marathon, not the sprint. And Rigetti is just, we’ve proven over and over again, the ability to kind of climb that staircase of performance and scale, and better accessibility for the end customer. And ultimately, that’s what’s gonna lead to long term industry leadership. The there’s so much activity in quantum computing today. And there’s more and more participants at the application layer that are working with enterprise customers, public sector customers to apply quantum computing to their business challenges, or their operational challenges. There’s more and more participants at the software level as well, that builds that are helping catalyze development of ever more powerful software that unlocks the power of these machines for those end user applications. There’s ultimately so many different points in vectors of progress that are coming to bear today on unlocking the market opportunity. And then the other thing that you’ll that that we’re seeing is there’s critical inflection points that that our technology is really encroaching on now. And those inflection points are going to lead to a real acceleration in the development of the quantum industry. Ultimately, this is where you know, what we call narrow quantum advantage, and then broad quantum advantage. So narrow quantum advantage, the technology is beginning to solve production problems. So really being used on a regular basis, say, by a bank to do asset, to do option pricing, or by drug development company to identify and test new drug targets, in simulation. And as we get to that narrow quantum advantage, then the customer span starts to increase the applicability of the technology across these different domains starts to increase. And all that is happening over the next handful of years. It is, you know, the power of these machines is improving exponentially generation after generation, as a result of lower error rates, more and more qubits to deploy and ever more efficient algorithms. So ultimately, there’s so many things coming to bear that whether it’s two years, whether it’s three years, there’s many, there’s a lot of really exciting developments coming down the pipe in quantum computing and from Rigetti

David Drapkin (Boardroom Alpha) 18:23

Right, and so you said you see that a narrow advantage, you know, within the next, you know, that’s the more medium term with, you know, broader advantage, what like, three, four or five years down the line, something like that?

Chad Rigetti (CEO, Rigetti Computing) 18:36

Yeah, we’re looking at narrow QA within the next within the next two to three, you know, we believe we are in a position to achieve that within the next two to three years. And broad QA, probably, you know, subsequent couple years after that. Yep.

David Drapkin (Boardroom Alpha) 18:50

Can you talk about maybe can’t name them by name, but who are your current customers? Who do you see as the most profitable? Sort of what are the near term, maybe not say near term, but who are you going after next, in terms of, you know, getting more customers on this?

Chad Rigetti (CEO, Rigetti Computing) 19:09

From a strategy perspective, or our approach is to drive partnerships to integrate our quantum computers. And through our quantum cloud services platform everywhere advanced computing is happening today. This is going to be an important and broad commercial technology. And end users and customers are going to apply it into inserted into traditional existing classical workflow, for example. And, you know, through that cloud delivery and through the QCS platform. What makes a great customer for Rigetti and a great partner to Rigetti, first and foremost organizations that have that kind of leverage and apply advanced computing as part of their core operations or as part of their strategic competitive advantage. Second, organizations that are already using advanced computing, and already kind of pushing the boundaries of what they can do with their current technology. And then third organizations that really want to kind of lean in to get access to this technology early because it is so existentially important to their, to their business and to their operations. And we’re kind of following that rubric. We’ve got fantastic partnerships today with, with, you know, organizations within the US government, within international governments, as well as private sector, pharmaceutical companies and as well as large banks.

David Drapkin (Boardroom Alpha) 20:27

Right, right. And so moving on just to talk about the deal a little bit Supernova II, obviously going public via a SPAC. Was there something specific about you know, the team at Supernova that sort of attracted you to that. And were you I’m sure you were courted by, you know, several different SPACs? You know, what was the thought process a little bit there about linking up with Supernova? And what do they bring to the table in this in this going public transaction?

Chad Rigetti (CEO, Rigetti Computing) 21:00

So let me tell you a little bit about what we kind of looked for in a sponsor. First and foremost is the experience and the and the complementarity. So the team at Supernova is just incredibly experienced in taking companies public, and operating high growth public companies. So we saw a tremendous, just a tremendous team, incredible track record. And as well as a lot of experience, specifically in the semi in the semi space and, you know, operating public companies. The second of all, was the kind of culture and vision set. And we’ve just had, you know, fantastic chemistry and culture fit with the Supernova team since the very first meeting. And the vision and mission of Rigetti to build the world’s most powerful computers and help solve humanity’s most important and pressing problems is something that, that motivates them. And we have that kind of shared vision and alignment and view for the future of the company. Ultimately, the combination of those two things was really what was most exciting to us in the link up with Supernova.

David Drapkin (Boardroom Alpha) 22:11

And will they be taking a board seat post close?

Chad Rigetti (CEO, Rigetti Computing) 22:17

Absolutely.

David Drapkin (Boardroom Alpha) 22:20

What’s the what’s the immediate plan for using proceeds of the cash raised here?

Chad Rigetti (CEO, Rigetti Computing) 22:28

First and foremost, this is about accelerating our product development. With our scalable multi-chip processor technology that Rigetti has been developing over the past many years. This solution solves the kind of core scalability challenges and getting to narrow and then broad QA. And so we’re going to be allocating substantial capital to parallelizing our product development. Over the past eight years, we’ve really gone serially kind of developing one processor generation after another. And now we’re going to be able to accelerate that product development through parallelization of multiple different nodes, that’s going to be one of the kind of key accelerates in the business, we’re gonna accelerate our talent acquisition really grow our quantum engineering teams, as well as invest in core R&D infrastructure to accelerate the kind of core advantages we’ve got at the chip manufacturing level. And then about a third of that capital is going into directly building the business so building out our platform and production quantum processing units and QCS platform as well as investing in the in the business development capabilities.

David Drapkin (Boardroom Alpha) 23:34

Got it, got it. That make sense. And then I guess in terms of valuation, where does the price you struck stack up relative to your latest private funding round. And any existing investors return in either the PIPE or the SPAC?

Chad Rigetti (CEO, Rigetti Computing) 23:56

We have substantial participation from insiders in the deal. There’s tremendous momentum in Rigetti and the company has hit some, you know, many critical milestones over the past three years, including demonstrating our multi-chip solution winning you know, substantial multimillion dollar multi-year contracts. And, and bringing very soon here bringing our 80 qubit processor into market. So there’s really strong support from insiders we found really, really good support in the PIPE and we’re excited to move through the next steps and become a public company.

David Drapkin (Boardroom Alpha) 24:41

Right, and announced in October, how do you see the merger process, I know it’s early days, any sense for when you think you might be able to close?

Chad Rigetti (CEO, Rigetti Computing) 24:57

We’re targeting sometime in Q1. We obviously there are some steps to get through yet we filed the S-4 in early November, and are kind of in, you know, in the, in the waiting period with the SEC at this stage.

David Drapkin (Boardroom Alpha) 25:14

It’s impossible to predict the SEC process. I know it’s not really a fair question.

Chad Rigetti (CEO, Rigetti Computing) 25:17

Impossible, but we’re, you know, impossible but we’re, we’re feeling good about the process so far.

David Drapkin (Boardroom Alpha) 25:22

Right. So obviously, public company life different than private company life, particularly given yourselves and an industry like yours, which is nascent, which is predicting obviously tremendous growth, but maybe that growth isn’t gonna o ramp up, you know, for another couple years? How do you think about, you know, managing that narrative, where you are gonna be required to give, you know, quarterly, or even more frequent updates to a public investor base, that frankly tends to be more impatient. How do you think about balancing the long-term message with, you know, making sure you are executing on a more near-term basis to stay that credibility with your new public investor base.

Chad Rigetti (CEO, Rigetti Computing) 26:16

For first quantum computing, is a marathon, not a sprint. The market opportunity is, is obviously enormous and Rigetti’s got an incredible position today to become one of the truly big winners in the space. That that journey from where we are today as kind of one of the clear leaders through the market maturity is driven by technology milestones, is driven by business partnerships and business milestones. And really the kind of intersection of those two with things like narrow quantum advantage, and then broad quantum advantage. Those are the milestones. And those are the kind of critical inflection points that we’re that we’re leading the company through, and we’ll be we’ll be we’ll be guiding according to those milestones and those progress points going forward.

David Drapkin (Boardroom Alpha) 27:04

Right. You’re gonna lean into the retail investor base on social media like some of the others?

Chad Rigetti (CEO, Rigetti Computing) 27:19

Ah, we’ll see. We think Rigetti has a real has a real appeal across the spectrum of public markets investors, quantum computing is like, if you look at what is possible for Rigetti and how we are poised, right now, there’s very few companies in the world that have that potential going forward in terms of creating an enormous positive impact on society, producing extraordinary, you know, outcomes for the company. And so we think there’s a real opportunity to generate that enthusiasm and excitement across the full spectrum of public investors.

David Drapkin (Boardroom Alpha) 27:57

Got it. Hey, well, Chad, really, really appreciate you taking the time. Obviously, you know, very exciting space with a lot happening early days, the marathon, not a sprint, as you say. We’ll definitely follow the progress of the transaction. See how it progresses. Any, any final words? Final words of wisdom or anything you want to, you want to end on?

Chad Rigetti (CEO, Rigetti Computing) 28:18

Nope, nothing on my side. Thanks so much for the great questions.

David Drapkin (Boardroom Alpha) 28:25

Cool, thanks. I appreciate it.

Chad Rigetti (CEO, Rigetti Computing) 28:28

You bet. Thank you

* * *

Additional Information and Where to Find It

Supernova Partners Acquisition Company II (“Supernova”) has filed a registration statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova’s common shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti Holdings, Inc. (“Rigetti”), Supernova and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Supernova as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated March 3, 2021 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements generally relate to future events and can be identified by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and Rigetti and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Rigetti, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the Business Combination disrupts current plans and operations of Rigetti as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the possibility that Rigetti or the combined company may be adversely affected by other economic, business, or competitive factors; Rigetti’s estimates of expenses and profitability; the evolution of the markets in which

Rigetti competes; the ability of Rigetti to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Rigetti’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration on Form S-4 and proxy statement/prospectus discussed above and other documents filed with Supernova from time to time with the SEC.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor Rigetti undertakes any duty to update these forward-looking statements.